UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*


                               MRU HOLDINGS, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    55348A102
                                 (CUSIP Number)



                                SEPTEMBER 9, 2005
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 Rule 13d-1(b)
              ---

               X  Rule 13d-1(c)
              ---

                  Rule 13d-1(d)
              ---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-----------------------------------------

CUSIP NO.   55348A102
-----------------------------------------

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)


              Younes Nazarian and Soraya J. Nazarian,
              Trustees of the Y & S Nazarian Revocable Trust

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


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3        SEC USE ONLY


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4        CITIZENSHIP OR PLACE OF ORGANIZATION

              California


-------------- --------- -------------------------------------------------------
NUMBER OF           5          SOLE VOTING POWER
SHARES
BENEFICIALLY                            1,652,909
OWNED BY
EACH           --------- -------------------------------------------------------
REPORTING           6          SHARED VOTING POWER
PERSON
WITH                                    0
               --------- -------------------------------------------------------
                    7          SOLE DISPOSITIVE POWER

                                        1,652,909
               --------- -------------------------------------------------------
                    8          SHARED DISPOSITIVE POWER

                                        0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,652,909

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10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)


-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.5%

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12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO

ITEM 1.

     (a)  Name of Issuer: MRU Holdings, Inc. (the "ISSUER")

     (b)  Address of Issuer's Principal Executive Offices:

          1114 Avenue of the Americas, New York, New York 10036

ITEM 2.

     (a) Name of Person Filing: Younes Nazarian and Soraya J. Nazarian, Trustees of the Y & S Nazarian Revocable Trust (the "TRUST")

     (b) Address of Principal Business Office or, if None, Residence: 1801 Century Park West, 5th Floor, Los Angeles, California 90067.

     (c) Citizenship: The Trust was established under the laws of the State of California. Younes Nazarian and Soraya J. Nazarian are citizens of the United States.

     (d) Title of Class of Securities: Common Stock, $0.001 par value per share (the "COMMON STOCK")

     (e)  CUSIP Number: 55348A102

ITEM 3.   IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13D-1(b) OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)      Broker or dealer registered under Section 15 of the Act.
               --

          (b)      Bank as defined in Section 3(a)(6) of the Act.
               --

          (c)      Insurance company as defined in Section 3(a)(19) of the Act.
               --

          (d)      Investment  company   registered  under  Section  8  of  the
               --  Investment Company Act of 1940.

          (e)      An   investment    adviser   in    accordance    with   Rule
               --  13d-1(b)(1)(ii)(E);

          (f) An employee benefit plan or endowment fund in accordance with -- Rule 13d-1(b)(1)(ii)(F);

          (g) A parent holding company or control person in accordance with -- Rule 13d-1(b)(1)(ii)(G);

          (h) A savings association as defined in Section 3(b) of the -- Federal Deposit Insurance Act;

          (i) A church plan that is excluded from the definition of an -- investment company under Section 3(c)(14) of the Investment
                   Company Act of 1940;

          (j)      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
               --

ITEM 4.   OWNERSHIP:

          (a)  Amount beneficially owned: 1,652,909 shares.*

          (b) Percent of class: 9.5%. The percentage indicated in this Item 4 is based on the total shares outstanding of the Issuer as reported in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006. According to this Quarterly Report, the Issuer had outstanding 17,309,753 shares of Common Stock as of March 31, 2006.

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:1,652,909 shares.*

               (ii)  Shared power to vote or to direct the vote: 0.

               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                     1,652,909 shares.*

               (iv) Shared power to dispose or to direct the disposition of: 0.

               * Includes a warrant to purchase 36,000 shares of the Common Stock, which warrant is currently exercisable. All of securities reported in this statement are held by the Trust.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following    .
                                                                  --

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 11, 2006                  THE Y & S NAZARIAN REVOCABLE TRUST

                                          By: /s/ Younes Nazarian
                                             -----------------------------------
                                                  Younes Nazarian, Trustee


                                          By: /s/ Soraya J. Nazarian
                                             -----------------------------------
                                                  Soraya J. Nazarian, Trustee